

August 12, 2010

via U.S. mail and facsimile to (801) 584-5788

Mr. J. Kimo Esplin, Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

> **RE: Huntsman Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 26, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **File No. 1-32427**

Dear Mr. Esplin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

2009 Annual Report on Form 10-K, page ii

1. We note the phrase "within the meaning of the federal securities laws" in the first paragraph here and in the first paragraph on page 69 of the March 31, 2010 10-Q. In future filings, revise the disclosure to make clear that the safe harbor provision in the Private Securities Litigation Reform Act of 1995 is inapplicable to a forward looking statement relating to the operations of Huntsman International LLC because it is a limited liability company. See Section 21E(b)(2)(E) of the

Exchange Act.

2. We note the disclaimer "but there can be no assurance as to the accuracy and completeness of such information" in the fourth paragraph. Since you may not disclaim responsibility for information that you have included in the Form 10-K, please delete the disclaimer in future filings.

Risk Factors, page 35

3. We note your disclosure on page 14 that bisphenol A is a principal raw material purchased in the Advanced Materials segment. Please tell us your consideration for adding a risk factor to discuss the potential health consequences of using this chemical in your products and to address the attendant operational and financial impacts that may reasonably be expected as a result of such use, and/or as a result of finding alternatives to bisphenol A, including any material claims that may arise from your customers or end-users.

4. We note the risk factor on page 36 that financial difficulties and related problems at your customers, vendors, suppliers and other business partners could have a material adverse effect on your business. Please tell us your consideration for addressing herein the fact that Chemtura Corporation, with whom you own the Rubicon LLC joint venture, remains a debtor-in-possession, since filing for Chapter 11 bankruptcy in March 2009.

Management's Discussion and Analysis, page 62

Results of Operations, page 64

5. We note your disclosure on pages 67-68 that cash provided by operating activities is the liquidity measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA, as well as the reconciliation between the two measures. This disclosure and reconciliation, however, is not included in your press releases. Please ensure all future press releases contain this disclosure. Refer to the Instructions to Item 2.02 of Form 8-K and Question 105.06 of the Non-GAAP C&DI.

6. Your press releases and slide presentations appear to place much greater emphasis on other non-GAAP measures such as Adjusted EBITDA, Adjusted EBITDA from discontinued operations, Adjusted net income and Adjusted net income from discontinued operations. However, you discuss only the singular non-GAAP measure of EBITDA in the Form 10-K. In some cases, the measures included only in your press releases provide a very different indication of performance and trends than EBITDA. Please tell us how you considered the need to include these measures in your Forms 10-Q and 10-K, along with appropriate disclosure, in

order to convey a consistent discussion of your results, liquidity and financial condition.

Definitive Proxy Statement on Schedule 14A filed March 26, 2010

Grants of Plan-Based Awards in Fiscal 2009

7. Please confirm that the amount reported in the "Grant Date Fair Value of Stock and Option Awards" column represents the full grant date fair value of the equity awards granted in 2009 and explain why the amounts reported in this column do not correspond with the total amount reported in the stock and option awards columns of the summary compensation table.

Form 10-Q for the period ended March 31, 2010

Management's Discussion and Analysis, page 69

Results of Operations, page 71

8. You state on page 56 you released a valuation allowance of $14 million on your Australia net deferred tax assets, primarily as a result of discontinuing the operations of the styrenics business. Please confirm for us and disclose in future filings that, if true, the release was due to the write off the deferred tax assets related to the styrenics business. It is also not clear why this impact was not included on page 77 when discussing the change in your income tax expense for the quarter. Please advise.

Liquidity and Capital Resources, page 81

9. We note your statement on pages 82 and 84 that on April 26, 2010 you prepaid $124 million of Term Loan B and $40 million of Term Loan C with proceeds from "excess cash flow." We note this phrase has been changed to "cash flow from operations" on page 93 of the June 30, 2010 Form 10-Q. These debts are obligations of Huntsman International, whose cash flows from operations have decreased successively, from $420 million at December 31, 2009, to ($376) million at March 31, 2010, to ($413) million at June 30, 2010.   As applicable in future filings, please clarify these prepayments are not from excess cash flow from operations during the period but result in a decrease in your cash balance.

Exhibit 10.1

10. It appears that most exhibits and schedules to the credit agreement filed as exhibit A were not filed. With your next Exchange Act report, please refile exhibit 10.1 in its entirety, including all exhibits and schedules to the credit agreement filed as

exhibit A.

<u>Exhibits 31.1 and 31.2</u>

11. We note that the introductory portion of paragraph 4 of the Section 302 certifications omits the internal control over financial reporting language: "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)." Please file an amendment to the Form 10-Q that contains corrected certifications. We will not object to an abbreviated amendment that that consists of the cover page, an explanatory note, the signature page, and paragraphs 1, 2, 4, and 5 of the Section 302 certifications.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding the financial statements and related matteres. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief